UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of Report: September 8, 2011
(Date of earliest event reported)



Timberline Resources Corporation
(Exact name of registrant as specified in its charter)

Commission File Number: 001-34055
_____

Delaware	**82-0291227**
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

**101 East Lakeside Avenue
Coeur d'Alene, Idaho 83814**
(Address of principal executive offices, including zip code)

(208) 664-4859
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure.

On September 8, 2011, the Company released a corporate fact sheet and corporate presentation for distribution at upcoming investor conferences being attended by the Company's management. A copy of the fact sheet and presentation are attached as Exhibit 99.1 and Exhibit 99.2 and are incorporated herein by reference.

On September 8, 2011, the Company issued a press release entitled "Timberline Resources Announces Drill Results from Its Lookout Mountain Gold Project". A copy of the press release is attached as Exhibit 99.3 and is incorporated herein by reference.

In accordance with General Instruction B.2 of Form 8-K, the information in this report, including the exhibits attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended ("the Exchange Act"), nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
99.1	Fact Sheet of Timberline Resources Corporation dated September 8, 2011.*
99.2	Corporate Presentation of Timberline Resources Corporation dated September 8, 2011.*
99.3	Press Release of Timberline Resources Corporation dated September 8, 2011.*

* Furnished to, not filed with, the SEC pursuant to Item 7.01 above.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TIMBERLINE RESOURCES CORPORATION

Date: September 8, 2011   By: /s/ Randal Hardy
                                          Randal Hardy
                                          Chief Financial Officer and Director

EXHIBIT INDEX

Exhibit No.	Description
99.1	Fact Sheet of Timberline Resources Corporation dated September 8, 2011.*
99.2	Corporate Presentation of Timberline Resources Corporation dated September 8, 2011.*
99.3	Press Release of Timberline Resources Corporation dated September 8, 2011.*

* Furnished to not filed with the SEC pursuant to Item 7.01 above.

Exhibit 99.1

NYSE Amex: TLR
TSX-V: TBR

September 2011



- **Gold-Focused Exploration and Development in the Western USA**

- **Carried-to-Production 50% Interest at Butte Highlands, Montana
  – Gold Production Targeted for Q1 2012**

- **Development-Ready Gold Resource with District-Scale "Blue Sky" at South Eureka, Nevada**



Butte Highlands Joint Venture, Montana

50% carried-to-production interest — fully financed

Mine development underway and production infrastructure complete

Gold production targeted for Q1 2012

Preliminary estimates up to 60,000 ounces of gold annually

750,000–760,000 ounces of gold at 0.26–0.28 opt

Robust project economics expected even at gold prices well below $1,000/ounce

Prolific gold district has hosted several major gold deposits

Initial example of Timberline strategy to participate in gold production through creative structures

South Eureka Property, Nevada (See reverse for details)

492,000 ounce gold resource at Lookout Mountain Project

Rapidly moving toward a production decision

Ongoing, aggressive drill program to expand resource

23-square-mile property hosts multiple drill-tested project area

Excellent metallurgy and upside potential for near-term gold production

Attractive capital structure and excellent liquidity

Experienced management and board with proven record of discovering and developing profitable mines

Capital Structure As of Sept. 1, 2011	Average Price (US$)	Common Shares
Common Shares		61.2 M
Convertible Debt (US$5M)	$1.50	3.3 M
Total Options	$1.01	6.4 M
Total Warrants (expire 2011)	$1.75	1.7 M
Fully Diluted		72.6 M

Market and Financial Information	
Recent Price (US$)	$0.80
Range (US$)	$0.62–$1.40
Average Daily Volume (3 mo.)	250,000
Market Capitalization (US$)	$49 million
Cash and Cash Equivalents (June 30, 2011)	$4.7 million



Paul Dircksen, Chairman, President, CEO

- Over 35 years in exploration and mine development
- Member on seven discoveries/acquisitions leading to production



Randy Hardy, CFO

- Over 20 years in finance and operations
- Experience in precious metals exploration, mining, and manufacturing sectors

101 E. Lakeside
Coeur d'Alene, Idaho USA 83814
www.timberline-resources.com

Phone 208 664-4859
Fax   208 664-4860
info@timberline-resources.com

Timberline RESOURCES

South Eureka Property – Nevada

- **District-scale land package**
  One of the largest undeveloped gold exploration properties in Nevada
- **Features advanced-stage Lookout Mountain Project**
  Growing resource and excellent metallurgy
- **Pipeline of earlier-stage projects with past production and/or drill-indicated mineralization**
- **Located on south end of Battle Mountain – Eureka Gold Trend**
  Near Barrick's Archimedes Mine
- **Acquired through take-over of Staccato Gold in June 2010**



Archimedes
2.0 M oz Au
N
Eureka, NV
18 km (11 mi)
Paroni Pit
Windfall Pit
Rustler Pit
Lookout Pit



N
White Rock Property
Independence Trend
Wells
Winner
ICBM Property
Battle Mtn
Carlin
Evans Mine Property
Lovelock
Gold Bar
RENO
Fallon
Austin
Archimedes
CARSON CITY
Eureka
Ely
South Eureka Property
Tonopah
Caliente
LAS VEGAS
LEGEND
Gold Trend
Timberline
100 km
50 mi

Lookout Mountain Project

- **NI 43-101 Gold Resource:**
  Measured & Indicated: 286,000 ounces (13,640,000 tons @ .021 opt)
  Inferred: 206,000 ounces (16,420,000 tons @ .012 opt)
- **Most advanced project at South Eureka Property**
- **Positive internal preliminary economic scoping study**
- **Amenable to low-cost, run-of-mine heap leach processing with modest capital expense**
- **In-fill and step-out drilling along strike expected to significantly expand resource**

Exploration Potential

- **Lookout Mountain Project is located on just a portion of one of three distinct structural trends at South Eureka**
- **Potential for a massive increase in property-wide gold resources**
- **Historic gold production exceeding 133,000 ounces of gold from five open-pit operations**
- **Drill-indicated gold from more than 500 drill holes by prior operators**
- **Multiple prospective exploration targets including:**
  Windfall-Hoosac, South Ratto Ridge, Secret Canyon, Hamburg Ridge and New York Canyon
- **Ongoing exploration program to include field work, geochemistry and drilling across several known gold targets**

Cautionary Statements: This document contains forward-looking statements within the meaning of U.S. securities laws. Such forward-looking statements include, but are not limited to, statements regarding the timing and anticipated results of the Company's exploration program and internal preliminary economic scoping study, the timing for the release of updated resource estimates, and the results of testing other targets at the South Eureka Property, targeted gold production for the Butte Highlands JV and the terms, timing, or benefits of the sale of Timberline Drilling, Inc. Such statements reflect management's best estimates based on current information, involve substantial risks and uncertainties, including those described in the Company's annual report on Form 10-K for the fiscal year ended September 30, 2010, as filed with the United States Securities and Exchange Commission (SEC) on December 20, 2010 and the Company's other periodic reports as filed with the SEC. Actual results may differ materially from these forward-looking statements. All mineral resource estimates contained in this document, including the terms "measured," "indicated" and "inferred" mineral resources, have been prepared in accordance with Canadian standards, and these standards differ significantly from the requirements of the SEC. U.S. investors are cautioned not to assume that all or any part of such mineral resources will ever be converted into SEC compliant reserves, or any part of an inferred mineral resource exists. The management estimates of the potential quantity and grade of the mineralization at Butte Highlands were determined based on drill results and geologic modeling using polygonal grade shells with a 0.1 ounce per ton cut-off and a non-statistical average grade calculation based on a weighted average grade within each polygon. The estimates are conceptual in nature, and there has been insufficient exploration drilling to define a mineral resource that may be categorized as an indicated, measured, or inferred resource. It is uncertain if further exploration will result in the target being delineated as a mineral resource as defined in NI 43-101.

Exhibit 99.2 – Timberline Resources Corp, Corporate Presentation







Corporate Presentation

September 2011

NYSE Amex: TLR
TSX-V: TBR

Exhibit 99.2 – Timberline Resources Corp, Corporate Presentation

Legal Disclaimers



Statements contained herein that are not based upon current or historical fact are forward-looking in nature. Such forward-looking statements reflect the Company's expectations about its future operating results, performance and opportunities that involve substantial risks and uncertainties. These statements include but are not limited to statements regarding the Company's 50/50 joint venture with Highland Mining LLC, the development and production at the Company's Butte Highlands project and the development and production at the South Eureka Property, the targeted production date and estimated economics for the Butte Highlands project, terms, timing and benefits of the sale of the Company's drilling subsidiary, possible growth of the Company and the Company's expected operations. When used herein, the words "anticipate," "believe," "estimate," "upcoming," "plan," "intend" and "expect" and similar expressions, as they relate to Timberline Resources Corporation, or its management, are intended to identify such forward-looking statements. These forward-looking statements are based on information currently available to the Company and are subject to a number of risks, uncertainties, and other factors that could cause the Company's actual results, performance, prospects, and opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, such factors, including risk factors, discussed in the Company's Annual Report on Form 10-K for the year ended September 30, 2010. Except as required by Federal Securities law, the Company does not undertake any obligation to release publicly any revisions to any forward-looking statements.

All mineral resource estimates contained herein, including the terms "historical", "measured", "indicated" and "inferred" mineral resources, have been prepared in accordance with Canadian standards, and these standards differ significantly from the requirements of the SEC. U.S. investors are cautioned not to assume that all or any part of such mineral resources will ever be converted into SEC compliant reserves, or any part of an inferred mineral resource exists. A qualified person has not done sufficient work to classify the historical estimates as current mineral resources. The Company is not treating the historical estimates as current mineral resources and the historical estimates should not be relied upon.

The management estimates of the potential quantity and grade of the mineralization at Butte Highlands were determined based on drill results and geologic modeling using polygonal grade shells with a 0.1 ounce per ton cut-off and a non-statistical average grade calculation based on a weighted average grade within each polygon. The estimates are conceptual in nature, and there has been insufficient exploration drilling to define a mineral resource that may be categorized as an indicated, measured, or inferred resource. It is uncertain if further exploration will result in the target being delineated as a mineral resource as defined in NI 43-101.

Exhibit 99.2 – Timberline Resources Corp, Corporate Presentation

Timberline Highlights



➢ **Gold Focused Advanced-Stage Exploration & Development in Western U.S.**

- Gold Production – Significant Exploration Upside

➢ **Butte Highlands Joint Venture in Montana**

- 50% Carried-to-Production interest
- Currently in development with gold production targeted in Q1 2012
- Internal estimate[1]: 750,000 – 760,000 ounces of gold @ 0.26 – 0.28 opt

➢ **Flagship Exploration Property Advancing Toward Production Decision**

- **Lookout Mountain Project on South Eureka Property in Nevada**
  - NI 43-101 Gold Resource: 286,000 ounces M&I, and 206,000 ounces Inferred
  - Additional historic resource[2]: 95,000 ounces of gold
  - Current aggressive exploration program to expand resource

➢ **Recently announced sale of Timberline Drilling subsidiary for $13 million**

➢ **Dual Listing – NYSE Amex: TLR and TSX-V: TBR**

➢ **Attractive Capital Structure and Excellent Liquidity**

➢ **Incorporated in Delaware; Headquarters in Idaho**

[1] See Legal Disclaimer note regarding internal estimate
[2] Rocky Canyon-1,400,000 tons @ 0.025 opt (0.9 g/t) gold by Alta Gold, 1998; and South Adit / Pinnacle Peak-1,814,000 tons @ 0.033 opt (1.1 g/t) gold by Amselco, 1985 and Jonson, 1991

Exhibit 99.2 – Timberline Resources Corp, Corporate Presentation

Management

Timberline
RESOURCES



Paul Dircksen, Executive Chairman, President, CEO

- Over 35 years in exploration, development, and mining
- Team member on 7 discoveries/acquisitions leading to production
- Senior management positions with Brett Resources, Bravo Venture Group, Orvana Minerals, Lacana Gold, and the Cordex Syndicate



Randy Hardy, CFO

- Over 20 years of experience in precious metals exploration, mining, and manufacturing
- Successfully expanded the largest private precious metals mint in the United States
- Senior management positions with HuntMountain Resources, Sunshine Minting, and Sunshine Mining and Refining Company

Exhibit 99.2 – Timberline Resources Corp, Corporate Presentation

Capital Structure / Market Info



Capital Structure As of September 1, 2011	Average Price (US$)	Common Shares
Common Shares		61.2 M
Convertible Debt (US$5M)	$1.50	3.3 M
Total Options	$1.01	6.4 M
Total Warrants (Expiring Nov 2011)	$1.75	1.7 M
Fully Diluted		**72.6 M**

Market and Financial Information (US$ except volume)	
Recent Price	$0.85
Price Range (52 week)	$0.62 - $1.40
Average Daily Volume	250,000
Market Capitalization	$52 million
Cash & Cash Equivalents (June 30, 2011)	$4.7 million



Exhibit 99.2 – Timberline Resources Corp, Corporate Presentation

Butte Highlands Joint Venture, Montana



- ➤ 50% Carried-to-Production interest

  - Timberline's share of costs to be paid from production proceeds

- ➤ Estimated gold mineralization[1] of 750,000 – 760,000 ounces at 0.26 – 0.28 opt gold

- ➤ Gold production targeted in Q1 2012

- ➤ Mine development underway

- ➤ Located approximately 15 miles south of Butte, Montana

- ➤ Prolific gold mining region known for world-class deposits

- ➤ Production infrastructure complete

- ➤ First example of Timberline's strategy to explore, develop, and participate in gold production through creative financing structures



[1] See Legal Disclaimer note regarding internal estimate.

Exhibit 99.2 – Timberline Resources Corp, Corporate Presentation

Butte Highlands Joint Venture
Development Progress and Production Forecast



➢ Preliminary estimates forecast approximately 60,000 ounces of gold annually from up to 750 tons per day at 0.27 opt gold

➢ Robust project economics expected at gold prices well below $1,000/oz.

➢ Permitted for underground drilling and development, surface infrastructure construction, and 10,000 ton bulk sample targeted for Q4 2011

➢ Hard Rock Operating Permit Expected Q4 2011

➢ Underground drilling completed for mine planning

   ▪ Drilling highlights include:

      • 3.5 ft @ 27.6 opt; 33.6 ft @ 1.65 opt; 10 ft @ 7.88 opt; 14.3 ft @ 2.37 opt

➢ Mine development costs expected to be approximately $24 million

➢ Excellent Metallurgy – 88% gold recovery expected

➢ Ore to be trucked off-site to nearby permitted facility for toll milling

Exhibit 99.2 – Timberline Resources Corp, Corporate Presentation

South Eureka Property

Timberline RESOURCES

- South Eureka Property – Nevada
  - South end of the prolific gold producing Battle Mountain/Eureka trend near Barrick's Archimedes Mine
  - Mining-friendly location
- District-scale land package
  - One of the largest undeveloped gold exploration properties in Nevada
  - 23 square miles (15,000 acres)
- Excellent upside potential for exploration and near-term gold production
- Features advanced-stage Lookout Mountain Project
  - Growing NI 43-101 gold resource
  - Excellent metallurgy


N
White Rock Property
Independence Trend
Wells
Winner
ICBM Property
Battle Mtn
Carlin
Evans Mine Property
Lovelock
Gold Bar
Archimedes
RENO
Fallon
Austin
CARSON CITY
Eureka
Ely
South Eureka Property
Tonopah
Caliente
LAS VEGAS
LEGEND
Gold Trend
Timberline
100 km
50 mi

Exhibit 99.2 – Timberline Resources Corp, Corporate Presentation

South Eureka Property
Exploration Potential



- ➢ Multiple exploration targets

  - ▪ Three distinct structural trends

  - ▪ Drill-indicated gold at several other locations from more than 500 drill holes

    - ▪ Windfall-Hoosac, South Ratto Ridge, Secret Canyon-Hamburg Ridge, New York Canyon

  - ▪ 2011 exploration program to include field work, geochemistry, and drill testing across several known gold zones

- ➢ Potential for significantly increasing gold resources property wide

- ➢ Historic gold production from five former open pit mines

- ➢ Barrick's Archimedes / Ruby Hill Mine located approximately 4 miles north



Exhibit 99.2 – Timberline Resources Corp, Corporate Presentation

South Eureka Property
Structural Trends







Exhibit 99.2 – Timberline Resources Corp, Corporate Presentation

South Eureka Property
Structural Trends





Exhibit 99.2 – Timberline Resources Corp, Corporate Presentation

Lookout Mountain Project

Timberline RESOURCES

- ➤ Advanced-stage project – Rapidly moving toward production decision

- ➤ NI 43-101 gold resources
    - M&I   13,640,000 tons @ 0.021 opt (0.7 g/t) gold   286,000 ounces
    - Inferred   16,420,000 tons @ 0.012 opt (0.4 g/t) gold   206,000 ounces

- ➤ Historic gold resource[1]
    - 95,000 ounces at Rocky Canyon and South Adit / Pinnacle Peak

- ➤ Amenable to low-cost, run-of-mine, heap leach processing with modest capital expense

- ➤ Aggressive exploration program planned for 2011
    - 30,000 feet of additional in-fill and step-out drilling along strike
    - Continued metallurgical and gold recovery testing
    - Geochemistry

- ➤ Positive internal preliminary economic scoping study

[1] Rocky Canyon-1,400,000 tons @ 0.025 opt (0.9 g/t) gold by Alta Gold, 1998; and South Adit / Pinnacle Peak-1,814,000 tons @ 0.033 opt (1.1 g/t) gold by Amselco, 1985 and Jonson, 1991

Exhibit 99.2 – Timberline Resources Corp, Corporate Presentation

Timberline Drilling

Timberline RESOURCES

➢ Executed Letter of Intent to sell Timberline Drilling on September 1, 2011

➢ $13 million – Approximate transaction value

- $8 million cash at closing
- $1.25 million 10% note due 18 months from closing
- $1 million TDI debt assumed by purchaser
- $1 million in future drilling cost savings through drilling services agreement with purchaser
- Working capital adjustment within 60 days of closing

➢ Debt free company by eliminating $5 million convertible debt

➢ Maintain strategic focus on gold exploration and near-term development and production

➢ Retain benefits of drill access and core drilling costs below market prices

➢ Expected to close in November 2011



Exhibit 99.2 – Timberline Resources Corp, Corporate Presentation

Board of Directors



Paul Dircksen – Chairman



Ron Guill – Over 27 years as founder, owner, and general manager of Small Mine Development ("SMD"), underground mine contractor throughout western United States



Randy Hardy – Director



Eric Klepfer – Over 23 years of experience in the mining industry, serving in environmental, engineering and management positions. Senior positions with Placer Dome, Newmont Mining and Coeur d'Alene Mines



Robert Martinez – Metallurgical engineer with over 35 years experience in mining project development and management. Senior positions with Metallica Resources Inc., Zacoro Metals, Amselco, and Coeur d'Alene Mines



James H. Moore – Over 30 years experience of financial management in mining, and CFO of Mines Management Inc. Senior positions with Idaho General Mining, RAHCO International Inc., Barrick Gold, and Mobile Oil Energy



David Poynton – Over 30 years legal and business experience in mining working with law firms, E&Y LLP, Iberian Minerals, Timberline Resources and Cadillac Ventures



Vance Thornsberry – Geologist with over 35 years in mining and exploration. Senior positions with Northland Resources and Inspiration Development Company. Consulted with Beartooth Mining, Romarco Minerals and Thunder Mountain

Exhibit 99.2 – Timberline Resources Corp, Corporate Presentation

Next Steps

Timberline
RESOURCES

➢ Aggressive drilling and exploration program at South Eureka

- Focused effort to expand and upgrade gold resource at Lookout Mountain

- Further metallurgical testing and engineering studies at Lookout Mountain

- "Blue Sky" drilling at several other targets to define additional gold resources

- Continued field work and geochem to define additional targets

➢ Internal economic scoping study analysis on Lookout Mountain Project

➢ 10,000 ton bulk sample at Butte Highlands in advance of anticipated Q1 2012 gold production

➢ Enhanced marketing and investor relations efforts

➢ Actively seek additional acquisitions

Exhibit 99.2 – Timberline Resources Corp, Corporate Presentation

Summary



- Focused Gold Exploration and Development in U.S.

- Butte Highlands – 50% carried-to-production interest with production targeted for Q1 2012 of up to 60,000 ozs annually

- Lookout Mountain Project - Nevada project with NI 43-101 Resource: 492,000 ozs of gold (M&I and Inferred) with excellent prospects for resource expansion

- South Eureka Property - Significant upside with pipeline of projects with drill-indicated gold and historic resources in known Nevada gold trend

- Experienced management and board with proven records of discovering and developing mines

Exhibit 99.2 – Timberline Resources Corp, Corporate Presentation





101 E. Lakeside
Coeur d'Alene, Idaho USA 83814

Phone 208 664-4859
Fax   208 664-4860

www.timberline-resources.com

Exhibit 99.2 – Timberline Resources Corp, Corporate Presentation

Appendix



South Eureka Historical Production	19
Butte Highlands Regional Setting	20
Butte Highlands 3D View of Deposit	21

Exhibit 99.2 – Timberline Resources Corp, Corporate Presentation

Properties – Recorded Resources and Production from Eureka



Historic Production (1856 to 1964)

Base metal Ore	Tons	Gold (ozs.)	Silver (ozs.)	Copper (lbs)	Lead (lbs)	Zinc (lbs)
Eureka District Total*	1,989,912	171,965	4,030,815	2,084,360	365,844,825	14,387,791
Secret Canyon District	33,958	with a gross yield of $7,722,840 (1940 dollars)				
Resources - Fad Shaft	3,132,500	501,200	17,698,625		231,805,000	519,995,000
			21,729,440		597,649,825	534,382,791
Totals from Base Metal Deposits	**5,156,370**	**673,165**	**21,729,440**	**2,084,360**	**597,649,825**	**534,382,791**

*Note: Nolan and Hunt (1967) State production from years prior to 1900 are not clear. Production records suggest metal content and tonnage to be much higher. Figures from the USBM and USGS are from 615,000 to over 1.6 million ozs. Au, 39 million ozs. Ag, 615 million lbs. Pb.

Sediment Hosted Gold Production	Tons	Gold (ozs.)	Silver (ozs.)	Copper (lbs)	Lead (lbs)	Zinc (lbs)
Windfall						
Historic Production (pre -1950)	65,000	23,920				
Recent Production (post 1970)	3,000,000	90,000	Average grade of 0.031 opt gold			
Rustler		50,000	Records not clear			
Paroni		30,000	Records not clear			
Lookout Mtn.	400,000	27,000				
West Archimedes	5,500,000	821,000	Average grade of 0.159 opt gold			
Sediment Hosted Gold Resources						
East Archimedes	17,000,000	1,003,000	Average Grade 0.059 opt Au.			
Lookout Mountain	21,724,350	801,748	Average Grade of 0.037 opt Au (43-101 2007)			
	23,970,000	619,000	Average Grade 0.026 opt Au (Mathewson (2006) Estimate)			
Totals from Sediment Hosted Gold	**47,689,350**	**2,846,668**				
Total Contained Gold (produced/resources)		**3,519,833**				

Exhibit 99.2 – Timberline Resources Corp, Corporate Presentation

Properties – Butte Highlands Regional Setting





MAJOR GOLD OCCURRENCES
SOUTHWEST MONTANA
McDonald Meadows
Missoula
Marysville
Helena
Montana Tunnels
Elkhorn
Basin Gulch
Philipsburg
Deer Lodge
Townsend
Boulder
Anaconda
Butte (by-product Au)
Butte
Golden Sunlight
Beal Mountain
Butte Highlands
White Sulphur Springs
Stanford
Montana Geology
Big Timber
Bozeman
Livingston
Virginia City
Dillon
Salmon

Exhibit 99.2 – Timberline Resources Corp, Corporate Presentation



Properties – Butte Highlands
3D View of Deposit

EXHIBIT 99.3



Timberline RESOURCES

FOR IMMEDIATE RELEASE

Timberline Resources Announces Drill Results from Its Lookout Mountain Gold Project

Coeur d'Alene, Idaho – September 8, 2011 – **Timberline Resources Corporation (NYSE Amex: TLR; TSX-V: TBR)** ("Timberline" or the "Company") today announced assay results from the first 13 holes of the ongoing 30,000-foot drill program at its flagship Lookout Mountain Gold Project along the Battle Mountain - Eureka Trend of central Nevada.

Lookout Mountain is the most advanced project within Timberline's 23 square-mile South Eureka land package, located just a few miles from Barrick Gold Corporation's two-million ounce Archimedes / Ruby Hill mine. South Eureka contains sediment-hosted gold mineralization, most of which is amenable to low-cost, heap-leach recovery. Timberline's current resource estimate at Lookout Mountain consists of 286,000 ounces of gold in the Measured & Indicated Resource(1) categories and 206,000 ounces of gold in the Inferred Resource(1) category, utilizing a cut-off grade of 0.006 ounces of gold per ton (opt) (0.21 grams per metric tonne (g/t)) for oxide material and 0.030 opt (1.03 g/t) for sulfide material.

South Eureka also includes a pipeline of earlier-stage projects that feature past gold production, historic gold estimates, and/or mineralized drill intercepts along three extensive mineralized trends.

Timberline's planned $3 million exploration and drilling program for 2011 is designed to include:

- Drilling to expand and upgrade the NI 43-101 resource at Lookout Mountain both laterally and along strike.
- Drilling known mineralized zones, including some with historic gold resources, with an objective of bringing them into NI 43-101 compliance.
- Initial drill testing of large, prioritized, structural and geochemical targets at various locations across South Eureka.
- Additional metallurgical testing and engineering studies to further define process characteristics of the mineralization.
- Commencement of permitting activities and environmental baseline studies necessary for a production decision.

Paul Dircksen, Timberline's President and CEO, said, "These initial results support our program by: (1) extending the Lookout Mountain resource into the South Adit area, and (2) demonstrating resource continuity in the southern portion of Lookout Mountain. We are also pleased with initial drill results to the west of the resource as we await additional drilling and subsequent assays from that area. Meanwhile, sodium cyanide (NaCN) shake tests continue to demonstrate excellent gold recoveries, supporting our belief in the potential to develop a low cost, run-of-mine, heap leach operation at Lookout Mountain."

The following table summarizes significant drill intercepts within three categories:

Lateral Expansion - West of Lookout Mountain Project resource

Drill Hole	From (feet)	Length (feet)[2]	Gold (opt)[3]	From (metres)	Length (metres)[2]	Gold (g/t)[3]	NaCN Recovery
BHSE-079	60	60	0.010	18.3	18.3	0.34	99%
BHSE-080	75	15	0.011	22.9	4.6	0.38	99%
BHSE-081	0	10	0.013	0.0	3.1	0.45	100%

Strike Extension – South Adit Zone

Drill Hole	From (feet)	Length (feet)[2]	Gold (opt)[3]	From (metres)	Length (metres)[2]	Gold (g/t)[3]	NaCN Recovery
BHSE-083	450	40	0.010	137.2	12.2	0.34	94%
BHSE-087	20	45	0.013	6.1	13.7	0.45	95%
BHSE-090	105	45	0.015	32.0	13.7	0.51	63%
BHSE-091	170	30	0.011	51.8	9.1	0.38	65%
BHSE-093	395	70	0.023	120.4	21.3	0.79	80%
BHSE-093	505	55	0.033	153.9	16.8	1.13	91%
BHSE-093	610	10	0.018	185.9	3.1	0.62	69%

Resource Upgrade – Lookout Mountain Project resource

Drill Hole	From (feet)	Length (feet)[2]	Gold (opt)[3]	From (metres)	Length (metres)[2]	Gold (g/t)[3]	NaCN Recovery
BHSE-082	30	40	0.016	9.1	12.2	0.55	100%
BHSE-082	265	60	0.014	80.8	18.3	0.48	95%
BHSE-082	510	90	0.023	155.5	27.4	0.79	72%
BHSE-086	330	105	0.010	100.6	32.0	0.34	87%

Notes:

[1] Measured & Indicated: 13,640,000 tons (2,032,000 tonnes) grading 0.021 opt (0.73 g/t) gold
Inferred: 16,420,000 tons (14,896,000 tonnes) grading 0.012 opt (0.42 g/t) gold
The effective date of the Lookout Mountain gold resources is February 15, 2011.

[2] True widths of the drill intercepts are not known

[3] Troy ounces per ton (opt) and grams per tonne (g/t)

Paul Dircksen, Timberline's Executive Chairman, is a Qualified Person as defined by National Instrument 43-101 and has reviewed and approved the technical contents of this release. He has verified the drill results and other data disclosed in this news release, including sampling, analytical and test data. Field work has been conducted under his supervision. The Timberline sampling and analysis program included an industry standard QA/QC program, including the insertion of certified standards and blank material into the assay stream. After logging and cutting or dividing the sample intervals in half, the samples were picked up by Inspectorate America Corporation and taken to their ISO-9001 certified assay lab in Sparks, Nevada for analysis. The samples were analyzed for gold using a standard 30g fire assay with an AA finish. Samples returning a gold value in excess of 3 ppm were re-analyzed using a 30g fire assay with a gravimetric finish. ALS Chemex, an ISO-9001 certified assay lab, provides check assays for mineralized intervals with gold assays above 100 ppb gold.

About Timberline Resources

Timberline Resources Corporation is exploring and developing advanced-stage gold properties in the western United States. The Company is primarily focused on the goldfields of Nevada, where it is advancing its flagship Lookout Mountain Project toward a production decision while exploring a pipeline of quality earlier-stage projects at its South Eureka Property and elsewhere. Timberline also features a 50-percent carried-to-production interest at its Butte Highlands Joint Venture where gold production is slated to commence early in 2012. Timberline management has a proven track record of discovering economic mineral deposits and developing them into profitable mines. The Company also holds Timberline Drilling, a wholly-owned subsidiary that provides diamond drilling services and cash flow from underground and surface contract drilling operations.

Timberline is listed on the NYSE Amex where it trades under the symbol "TLR" and on the TSX Venture Exchange where it trades under the symbol "TBR".

Cautionary note to U.S. investors concerning estimates of measured and indicated resources: This press release uses the terms "measured resources", "indicated resources" and "measured & indicated resources." We advise U.S. investors that while these terms are defined in and required by Canadian regulations, these terms are not defined terms under United States Securities and Exchange Commission ("SEC") Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant "reserves" as in-place tonnage and grade without reference to unit measures. The term "contained gold ounces" used in this press release is not permitted under the rules of the SEC. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into SEC Industry Guide 7 reserves.

Cautionary note to U.S. investors concerning estimates of inferred resources: This press uses the term "inferred resources". We advise U.S. investors that while this term is defined in and required by Canadian regulations, this term is not a defined term under SEC Industry Guide 7 and is normally not permitted to be used in reports and registration statements filed with the SEC. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant "reserves" as in-place tonnage and grade without reference to unit measures. The term "contained gold ounces" used in this press release is not permitted under the rules of the SEC. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally minable.

Statements contained herein that are not based upon current or historical fact are forward-looking in nature. Such forward-looking statements reflect the Company's expectations about its future operating results, performance and opportunities that involve substantial risks and uncertainties. These statements include but are not limited to statements regarding the timing or results of the Company's drill programs at Butte Highlands and South Eureka, the timing of assay results from such drilling programs being released, the district-scale potential of the South Eureka project, the expansion of the mineralization at the South Eureka project, the timing of a production decision at the South Eureka project, the Company's 50/50 joint venture with Highland Mining LLC, the development and production of the Company's Butte Highlands project and South Eureka project, the targeted production date for the Butte Highlands project, results of the Company's drilling subsidiaries, possible growth of the Company and the Company's expected operations. When used herein, the words "anticipate," "believe," "estimate," "upcoming," "plan," "intend" and "expect" and similar expressions, as they relate to Timberline Resources Corporation, or its management, are intended to identify such forward-looking statements. These forward-looking statements are based on information currently available to the Company and are subject to a number of risks, uncertainties, and other factors that could cause the Company's actual results, performance, prospects, and opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, risks related to the timing and completion of the drilling programs at Butte Highlands and South Eureka, risks and uncertainties related to mineral estimates, risks related to the inherently dangerous activity of mining, and other such factors, including risk factors discussed in the Company's Annual Report on Form 10-K for the year ended September 30, 2010. Except as required by Federal Securities law, the Company does not undertake any obligation to release publicly any revisions to any forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contact Information:
Paul Dircksen, CEO
Phone: 208.664.4859